Exhibit 99.1

          1st Quarter 2014 • Earnings News Release • Three months ended January 31, 2014

TD Bank Group Reports First Quarter 2014 Results

This quarterly earnings news release should be read in conjunction with our unaudited First Quarter 2014 Report to Shareholders for the three months ended January 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 26, 2014. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS (New IFRS Standards and Amendments) which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements in the First Quarter 2014 Report to Shareholders.

Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

Effective the first quarter of 2014, the results of the Canadian wealth and insurance businesses are reported in the Canadian Retail segment, and the results of the U.S. wealth business, as well as the Bank’s investment in TD Ameritrade, are reported in the U.S. Retail segment. The prior period segmented results have been restated accordingly.

As previously announced on December 5, 2013, the Bank’s Board of Directors declared a stock dividend of one common share per each issued and outstanding common share on the payment date of January 31, 2014 (Stock Dividend). The effect on the Bank’s basic and diluted earnings per share has been presented as if the Stock Dividend was retrospectively applied to all comparative periods presented.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.07, compared with $0.93.
•	Adjusted diluted earnings per share were $1.06, compared with $1.00.
•	Reported net income was $2,042 million, compared with $1,784 million.
•	Adjusted net income was $2,024 million, compared with $1,910 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $61 million after tax (3 cents per share), compared with $56 million after tax (3 cents per share) in the first quarter last year.
•	A gain of $19 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a gain of $24 million after tax (1 cent per share) in the first quarter last year.
•	Integration charges of $21 million after tax (1 cent per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $24 million after tax (1 cent per share) in the first quarter last year.
•	A net gain of $196 million after tax (10 cents per share) due to the sale of TD Waterhouse Institutional Services.
•	Set-up, conversion and other one-time costs totalling $115 million after tax (6 cents per share) related to the affinity relationship with Aimia and the acquisition of 50% of CIBC’s existing Aeroplan Visa credit card accounts.

TORONTO, February 27, 2014 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2014. Results for the quarter reflected good earnings contributions from all business segments.

“TD performed well in the first quarter, delivering record adjusted earnings of $2 billion, up 6% from a year ago,” said Ed Clark, Group President and Chief Executive Officer. “We are pleased with these results in the context of a challenging operating environment. We remain confident that our customer-focused, retail-driven business model will continue to drive sustainable earnings growth.”

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 2

Canadian Retail

Canadian Retail generated reported net income of $1.2 billion in the first quarter. On an adjusted basis, net income was $1.3 billion, an increase of 5% compared with the first quarter last year. These earnings reflect good loan and deposit volume growth, higher assets under management in the wealth business and favourable credit performance, partially offset by higher weather-related claims in the insurance business.

“Our Canadian Retail segment had a good start to the year, with excellent results from our personal and commercial banking and wealth businesses, partly offset by a weak quarter in the insurance business,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. “Looking ahead, we will remain focused on delivering legendary customer service and convenience across all of our channels. We will continue to invest in the long-term growth of our businesses and focus on enhancing productivity.”

TD’s new suite of Aeroplan credit cards, which launched on January 1, 2014, complements the existing credit card business and builds on TD’s position as a leading North American credit card provider. “We are very pleased with the launch of our TD Aeroplan credit cards, and early results are well ahead of expectations,” said Riaz Ahmed, Group Head, Insurance, Credit Cards, and Enterprise Strategy.

U.S. Retail

U.S. Retail, excluding the Bank’s investment in TD Ameritrade, generated net income of US$398 million on both a reported and adjusted basis, an increase of 5% on an adjusted basis compared with the first quarter last year. Results were driven primarily by strong volume growth, favourable credit, and acquisitions, partially offset by lower security gains and increased investment related to regulatory requirements and infrastructure. TD Ameritrade contributed US$65 million in earnings to the segment, an increase of 35% compared with the first quarter last year, reflecting strong underlying business growth.

“Our U.S. Retail segment had a good first quarter,” said Mike Pedersen, Group Head, U.S. Banking. “Looking ahead, we are committed to delivering superior organic growth by strengthening our distribution system, deepening customer relationships, and continuing to deliver legendary service and convenience.”

Wholesale Banking

Wholesale Banking net income for the quarter was $230 million, an increase of 44% compared with the first quarter last year, driven primarily by higher trading-related revenue, advisory and underwriting fees.

“We are very pleased with our strong first quarter results,” said Bob Dorrance, Group Head, Wholesale Banking. “While a challenging environment continues to impact trading conditions and client activity in the medium term, we are encouraged by the improvement in capital markets and the economy. Looking ahead, we are confident that our diversified, integrated business model will continue to deliver solid results.”

Capital

TD’s Common Equity Tier 1 ratio on a Basel III fully phased-in basis was 8.9%, compared with 9.0% last quarter.

Conclusion

“Today we also announced a dividend increase of 4 cents per common share for the dividend payable in April, demonstrating the Board’s confidence in TD’s ability to deliver sustained long-term earnings growth, and consistent with our aim to move the dividend payout ratio closer to the mid-point of our range,” said Clark.

“Overall we are pleased with our start to 2014 and our current business mix, which benefits from the relative strength of the U.S. economy. We will continue to strategically invest in our businesses while prudently managing our expense growth. We remain focused on delivering value for our customers, employees, communities and shareholders.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report (“2013 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the U.S.; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Results of operations
Total revenue	$7,565	$7,000	$6,567
Provision for credit losses	456	352	385
Insurance claims and related expenses	683	711	596
Non-interest expenses	4,096	4,164	3,502
Net income – reported	2,042	1,616	1,784
Net income – adjusted[1]	2,024	1,815	1,910
Return on common equity – reported	16.4%	13.4%	15.6%
Return on common equity – adjusted[2]	16.2%	15.1%	16.7%
Financial position
Total assets	$908,896	$862,021	$818,250
Total equity	53,909	51,383	48,866
Total risk-weighted assets[3]	312,972	286,355	274,445
Financial ratios
Efficiency ratio – reported	54.1%	59.5%	53.3%
Efficiency ratio – adjusted[1]	52.5%	55.4%	50.6%
Common Equity Tier 1 capital ratio[3]	8.9%	9.0%	8.8%
Tier 1 capital ratio[3]	10.5%	11.0%	10.9%
Provision for credit losses as a % of net average loans and acceptances[4]	0.40%	0.34%	0.35%
Common share information – reported (dollars)
Per share earnings
Basic	$1.07	$0.84	$0.93
Diluted	1.07	0.84	0.93
Dividends per share	0.43	0.43	0.39
Book value per share	26.91	25.33	23.89
Closing share price	48.16	47.82	41.65
Shares outstanding (millions)
Average basic	1,835.3	1,833.4	1,833.6
Average diluted	1,841.1	1,839.0	1,845.2
End of period	1,837.7	1,835.0	1,841.1
Market capitalization (billions of Canadian dollars)	$88.5	$87.7	$76.7
Dividend yield	3.4%	3.5%	3.7%
Dividend payout ratio	40.1%	50.6%	41.3%
Price-earnings ratio	13.4%	13.9%	11.8%
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.06	$0.95	$1.00
Diluted	1.06	0.95	1.00
Dividend payout ratio	40.4%	44.8%	38.5%
Price-earnings ratio	12.7%	12.9%	11.0%
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section for an explanation.
3	Prior to the first quarter of 2014, amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
4	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented New IFRS Standards and Amendments which required retrospective application, effective the first quarter of fiscal 2014. As a result, certain comparative amounts have been restated. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Net interest income	$4,301	$4,183	$3,845
Non-interest income	3,264	2,817	2,722
Total revenue	7,565	7,000	6,567
Provision for credit losses	456	352	385
Insurance claims and related expenses	683	711	596
Non-interest expenses	4,096	4,164	3,502
Income before income taxes and equity in net income of an investment in associate	2,330	1,773	2,084
Provision for income taxes	365	238	359
Equity in net income of an investment in associate, net of income taxes	77	81	59
Net income – reported	2,042	1,616	1,784
Preferred dividends	46	49	49
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,996	$1,567	$1,735
Attributable to:
Non-controlling interests	$27	$27	$26
Common shareholders	$1,969	$1,540	$1,709

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Operating results – adjusted
Net interest income	$4,301	$4,183	$3,845
Non-interest income[1]	3,011	2,834	2,691
Total revenue	7,312	7,017	6,536
Provision for credit losses[2]	456	392	385
Insurance claims and related expenses	683	711	596
Non-interest expenses[3]	3,841	3,890	3,307
Income before income taxes and equity in net income of an investment in associate	2,332	2,024	2,248
Provision for income taxes[4]	399	303	410
Equity in net income of an investment in associate, net of income taxes[5]	91	94	72
Net income – adjusted	2,024	1,815	1,910
Preferred dividends	46	49	49
Net income available to common shareholders and non-controlling interests in
subsidiaries – adjusted	1,978	1,766	1,861
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	27	26
Net income available to common shareholders – adjusted	1,951	1,739	1,835
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(61)	(59)	(56)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[7]	19	(15)	24
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada[8]	(21)	(14)	(24)
Gain on sale of TD Waterhouse Institutional Services[9]	196	–	–
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of
Aeroplan Visa credit card accounts[10]	(115)	(20)	–
Litigation and litigation-related charge/reserve[11]	–	(30)	(70)
Impact of Alberta flood on the loan portfolio[12]	–	29	–
Restructuring charges[13]	–	(90)	–
Total adjustments for items of note	18	(199)	(126)
Net income available to common shareholders – reported	$1,969	$1,540	$1,709
1	Adjusted non-interest income excludes the following items of note: first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 7; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 9; fourth quarter 2013 – $17 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: fourth quarter 2013 – $40 million release on the provision set up for the impact of the Alberta flood on the loan portfolio, as explained in footnote 12.
3	Adjusted non-interest expenses excludes the following items of note: first quarter 2014 – $71 million amortization of intangibles, as explained in footnote 6; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 8; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 10; fourth quarter 2013 – $70 million amortization of intangibles; $19 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $30 million of litigation and litigation-related charges, as explained in footnote 11; $129 million due to the initiatives to reduce costs, as explained in footnote 13; $27 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts; first quarter 2013 – $66 million amortization of intangibles; $32 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $97 million of litigation and litigation-related charges.
4	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: first quarter 2014 – $14 million amortization of intangibles, as explained in footnote 6; fourth quarter 2013 – $13 million amortization of intangibles; first quarter 2013 – $13 million amortization of intangibles.
6	Amortization of intangibles relate primarily to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolios of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013 and the Epoch Investment Partners, Inc. acquisition in 2013. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of asset acquisitions and business combinations.
7	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment.
9	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.
10	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion and other one-time costs related to the acquisition of the cards and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs are included as an item of note in the Canadian Retail segment.
11	As a result of certain adverse judgments and settlements in the U.S. in 2012, and after continued evaluation of this portfolio of cases and reassessment of the existing litigation provision throughout fiscal year 2013, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of recent developments and settlements reached in the first and third quarters of 2013 respectively.
12	In the third quarter of 2013, the Bank recorded a provision for credit losses of $48 million after tax for residential loan losses from Alberta flooding. In the fourth quarter of 2013, an after-tax provision of $29 million was released. The reduction in the provision reflects an updated estimate incorporating more current information regarding the extent of damage, actual delinquencies in impacted areas, and greater certainty regarding payments to be received under the Alberta Disaster Recovery Program and from property and default insurance.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 7

13	The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Basic earnings per share – reported	$1.07	$0.84	$0.93
Adjustments for items of note[2]	(0.01)	0.11	0.07
Basic earnings per share – adjusted	$1.06	$0.95	$1.00

Diluted earnings per share – reported	$1.07	$0.84	$0.93
Adjustments for items of note[2]	(0.01)	0.11	0.07
Diluted earnings per share – adjusted	$1.06	$0.95	$1.00
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Provision for income taxes – reported	$365	$238	$359
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	24	24	23
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(3)	2	(7)
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	7	5	8
Gain on sale of TD Waterhouse Institutional Services	(35)	–	–
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	41	7	–
Litigation and litigation-related charge/reserve	–	(1)	27
Impact of Alberta flood on the loan portfolio	–	(11)	–
Restructuring charges	–	39	–
Total adjustments for items of note	34	65	51
Provision for income taxes – adjusted	$399	$303	$410
Effective income tax rate – adjusted[3]	17.1%	15.0%	18.2%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2013, capital allocated to the business segments is based on 8% Common Equity Tier 1 (CET1) which includes an additional allocation charge of 1% of risk-weighted assets (RWA) to account for OSFI’s common equity capital surcharge for Domestic Systemically Important Banks (D-SIB), resulting in a CET1 capital ratio requirement of 8% effective January 1, 2016. The return measures for business segments reflect a return on common equity methodology.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Average common equity	$47,736	$45,541	$43,584
Net income available to common shareholders – reported	1,969	1,540	1,709
Items of note impacting income, net of income taxes[1]	(18)	199	126
Net income available to common shareholders – adjusted	1,951	1,739	1,835
Return on common equity – adjusted	16.2%	15.1%	16.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 8

SIGNIFICANT EVENTS IN 2014

Disposal of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms. A pre-tax gain of $231 million was recorded in the Corporate segment in other income.

Acquisition of certain CIBC Aeroplan Credit Card Accounts

On December 27, 2013, the Bank, Aimia Inc. (Aimia), and the Canadian Imperial Bank of Commerce (CIBC) closed a transaction under which the Bank acquired approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which primarily included accounts held by customers who did not have an existing retail banking relationship with CIBC. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition have been recorded in the Canadian Retail segment.

The Bank acquired approximately 540,000 cardholder accounts with an outstanding balance of $3.3 billion at a price of par plus $50 million less certain adjustments for total cash consideration of $3.3 billion. At the date of acquisition, the Bank recorded the credit card receivables acquired at their fair value of $3.2 billion and an intangible asset for the purchased credit card relationships of $149 million. The purchase price is subject to refinement based on final purchase consideration adjustments.

In connection with the purchase agreement, the Bank will pay CIBC a further $127 million under a commercial subsidy agreement. This payment has been recognized as a non-interest expense in the first quarter of 2014.

U.S. Legislative Developments

On February 18, 2014, the Board of Governors of the Federal Reserve released its final rule (Final Rule) regarding the imposition of enhanced prudential standards for U.S. bank holding companies with US$50 billion or more in consolidated assets and foreign banking organizations (FBOs) with global consolidated and consolidated U.S. assets of US$50 billion or more doing business in the U.S. The Final Rule will be effective on July 1, 2016 and will generally require covered FBOs to hold their U.S. subsidiaries under one top-tier U.S. holding company by that date. An implementation plan outlining various requirements of the Final Rule must be submitted no later than January 1, 2015. The top-tier U.S. holding company must be well-capitalized in accordance with capital rules previously finalized, will be subject to liquidity and risk management provisions set forth in the Final Rule and to resolution planning, stress testing and capital plan requirements previously finalized.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The prior period segmented results have been restated accordingly.

Effective December 27, 2013 and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia (collectively, “Aeroplan”), respectively, are reported in the Canadian Retail segment. Effective March 27, 2013, the results of the acquisition of Epoch Investment Partners, Inc. (Epoch) are reported in the U.S. Retail segment. Effective March 13, 2013, results of the acquisition of the credit card portfolio of Target Corporation and related program agreement (Target) are reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2013 Annual Report, and Note 31 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2013. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $115 million, compared with $75 million in the first quarter last year, and $100 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Net interest income	$2,345	$2,298	$2,206
Non-interest income	2,284	2,299	2,164
Total revenue	4,629	4,597	4,370
Provision for credit losses	230	224	244
Insurance claims and related expenses	683	711	596
Non-interest expenses – reported	2,119	2,032	1,867
Non-interest expenses – adjusted	1,935	1,986	1,835
Net income – reported	1,204	1,237	1,252
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	21	14	24
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	115	20	–
Net income – adjusted	$1,340	$1,271	$1,276

Selected volumes and ratios
Return on common equity – reported	39.4%	43.8%	47.8%
Return on common equity – adjusted	43.9%	45.0%	48.7%
Margin on average earning assets (including securitized assets)	2.94%	2.92%	2.91%
Efficiency ratio – reported	45.8%	44.2%	42.7%
Efficiency ratio – adjusted	41.8%	43.2%	42.0%
Number of Canadian retail stores	1,178	1,179	1,166
Average number of full-time equivalent staff[2]	39,276	39,441	39,644
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Prior period comparatives have not been restated.

Quarterly comparison – Q1 2014 vs. Q1 2013

Canadian Retail net income for the quarter on a reported basis was $1,204 million, a decrease of $48 million, or 4%, compared with the first quarter last year. Adjusted net income for the quarter was $1,340 million, an increase of $64 million, or 5%, compared with the first quarter last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets under management, and favourable credit performance, partially offset by higher weather-related insurance claims. The reported annualized return on common equity for the quarter was 39.4%, while the adjusted annualized return on common equity was 43.9%, compared with 47.8% and 48.7%, respectively, in the first quarter last year.

Revenue for the quarter was $4,629 million, an increase of $259 million, or 6%, compared with the first quarter last year. Net interest income increased $139 million, or 6%, driven primarily by good loan and deposit volume growth and the inclusion of Aeroplan. Non-interest income increased $120 million, or 6%, largely driven by wealth asset growth, higher credit card transaction volumes, strong direct investing trading volumes, and the inclusion of Aeroplan. Margin on average earning assets was 2.94%, a 3 basis point (bps) increase primarily due to the addition of Aeroplan.

The personal banking business generated solid average lending volume growth of $10.7 billion, or 4%. Compared with the first quarter last year, average real estate secured lending volume increased $8.3 billion, or 4%. Auto lending average volume increased $0.6 billion, or 4%, while all other personal lending average volumes increased $1.8 billion, or 6%, largely due to the inclusion of Aeroplan. Business loans and acceptances average volume increased $5.6 billion, or 13%. Average personal deposit volumes increased $3.2 billion, or 2%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.5 billion, or 8%.

Assets under administration increased $3 billion, or 1%, compared with the first quarter last year, mainly driven by growth in new client assets for the period and market appreciation, partially offset by the sale of the TD Waterhouse Institutional Services business. Assets under management increased $16 billion, or 8%, mainly driven by growth in new client assets for the period and market appreciation.

PCL for the quarter was $230 million, a decrease of $14 million, or 6%, compared with the first quarter last year. Personal banking PCL was $219 million, a decrease of $17 million, or 7%, due primarily to better credit performance and low bankruptcies, partially offset by the inclusion of Aeroplan. Business banking PCL was $11 million, an increase of $3 million, largely due to higher recoveries in the first quarter last year. Annualized PCL as a percentage of credit volume was 0.28%, a decrease of 4 bps, compared with the first quarter last year. Net impaired loans were $928 million, an increase of $14 million, or 2%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.30% as at January 31, 2013.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 10

Insurance claims and related expenses for the quarter were $683 million, an increase of $87 million, or 15%, compared with the first quarter last year, primarily due to higher current year accident claims driven by a more severe winter, increase in weather-related events, and volume growth.

Reported non-interest expenses for the quarter were $2,119 million, an increase of $252 million, or 13%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $1,935 million, an increase of $100 million, or 5%, compared with the first quarter last year. The increase was driven by higher employee-related costs including higher revenue based variable expenses in the wealth business, inclusion of Aeroplan, and volume growth, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 368 compared with the first quarter last year, as increases due to investment in front line sales staff was more than offset by productivity gains. The reported efficiency ratio for the quarter worsened to 45.8%, while the adjusted efficiency ratio improved to 41.8%, compared with 42.7% and 42.0%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2014 vs. Q4 2013

Canadian Retail net income for the quarter on a reported basis decreased $33 million, or 3%, compared with the prior quarter. Adjusted net income for the quarter increased $69 million, or 5%, compared with the prior quarter. The increase in adjusted earnings was primarily due to loan and deposit volume growth and higher wealth assets under management, partially offset by lower insurance earnings. The reported annualized return on common equity for the quarter was 39.4%, while the adjusted annualized return on common equity was 43.9%, compared with 43.8% and 45.0%, respectively, in the prior quarter.

Revenue for the quarter increased $32 million, or 1%, compared with the prior quarter. Net interest income increased $47 million, or 2%, driven primarily by loan and deposit volume growth, and the inclusion of Aeroplan. Non-interest income decreased $15 million, or 1%, as higher fee-based revenue driven by wealth asset growth, and new customer accounts was more than offset by lower fair value of insurance assets due to the impact of higher interest rates. Margin on average earning assets was 2.94%, a 2 bps increase primarily due to the addition of Aeroplan.

The personal banking business generated good average lending volume growth of $3.6 billion, or 1%, reflecting good real estate secured lending growth and the inclusion of Aeroplan. Compared with the prior quarter, average real estate secured lending volume increased $2.1 billion, or 1%. Auto lending average volume increased $0.1 billion, or 1%, while all other personal lending average volumes increased $1.4 billion, or 5%, largely due to the inclusion of Aeroplan. Business loans and acceptances average volume increased $1.3 billion, or 3%. Average personal deposit volumes increased $0.9 billion, or 1%, due to good growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $1.2 billion, or 2%.

Assets under administration decreased $21 billion, or 7%, compared with the prior quarter, mainly driven by the sale of the TD Waterhouse Institutional Services business, partially offset by market appreciation and new client assets for the period. Assets under management increased $9 billion, or 4%, mainly driven by growth in new client assets for the period and market appreciation.

PCL for the quarter increased $6 million, or 3%, compared with the prior quarter. Personal banking PCL decreased $4 million, or 2%, due primarily to better credit performance and low bankruptcies, partially offset by the inclusion of Aeroplan. Business banking PCL increased $10 million, largely due to higher recoveries in the prior quarter. Annualized PCL as a percentage of credit volume was 0.28%, or relatively flat, compared with the prior quarter. Net impaired loans increased $46 million, or 5%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.29%, compared with 0.28% in the prior quarter.

Insurance claims and related expenses for the quarter decreased $28 million, or 4%, compared with the prior quarter, primarily due to adverse development of prior years’ claims recorded in the prior quarter, partially offset by higher current year claims from a more severe winter.

Reported non-interest expenses for the quarter increased $87 million, or 4%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased $51 million, or 3%, compared with the prior quarter. The decrease was primarily due to the timing of business investments and marketing initiatives in the prior quarter, partially offset by the addition of Aeroplan.

The average full-time equivalent (FTE) staffing levels decreased by 165 compared with the prior quarter driven primarily by productivity gains. The reported efficiency ratio for the quarter worsened to 45.8%, while the adjusted efficiency ratio improved to 41.8%, compared with 44.2% and 43.2%, respectively, in the prior quarter.

Business Outlook

We will continue to build on our legendary customer service and convenience position across all channels and business lines. This will help drive market share gains and deepen customer relationships. Over the long term, we believe our focus on the customer and commitment to invest across businesses positions us well for growth. Over the next few quarters, we anticipate current levels of retail loan growth to largely hold and margins to be relatively stable for the year. We expect to continue to generate new wealth asset growth; however, benefits from market appreciation in future quarters are subject to capital markets performance. The Aeroplan acquisition will positively contribute to earnings and overall margins. Credit loss rates are likely to remain relatively stable; however recent low personal bankruptcies are expected to start to normalize in the year. The outlook for insurance claims and expenses will depend on the frequency and severity of weather-related events. We will continue to focus on increasing productivity and tightly managing expense growth to drive positive operating leverage for the year.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 11

TABLE 8: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2014	2013	2013	2014	2013	2013
Net interest income	$1,477	$1,428	$1,102	$1,381	$1,381	$1,110
Non-interest income	592	536	451	554	515	454
Total revenue	2,069	1,964	1,553	1,935	1,896	1,564
Provision for credit losses – loans	236	211	151	221	204	151
Provision for (recovery of) credit losses – debt
securities classified as loans	2	(27)	3	2	(26)	3
Provision for (recovery of) credit losses – acquired
credit-impaired loans[2]	–	(1)	22	–	(1)	23
Provision for credit losses	238	183	176	223	177	177
Non-interest expenses – reported	1,312	1,344	1,025	1,225	1,297	1,033
Non-interest expenses – adjusted	1,312	1,315	928	1,225	1,269	935
U.S. Retail Bank net income – reported[3]	424	371	308	398	357	309
Adjustments for items of note[4]
Litigation and litigation-related
charge/reserve	–	30	70	–	29	71
U.S. Retail Bank net income – adjusted[3]	424	401	378	398	386	380
Equity in net income of an investment in associate,
net of income taxes	68	77	47	65	73	48
Net income – adjusted	492	478	425	463	459	428
Net income – reported	$492	$448	$355	$463	$430	$357

Selected volumes and ratios
Return on common equity – reported	8.0%	7.9%	6.7%	8.0%	7.9%	6.7%
Return on common equity – adjusted	8.0%	8.4%	8.0%	8.0%	8.4%	8.0%
Margin on average earning assets (TEB)[5]	3.83%	3.89%	3.28%	3.83%	3.89%	3.28%
Efficiency ratio – reported	63.4%	68.4%	66.0%	63.4%	68.4%	66.0%
Efficiency ratio – adjusted	63.4%	67.0%	59.8%	63.4%	67.0%	59.8%
Number of U.S. retail stores	1,288	1,317	1,325	1,288	1,317	1,325
Average number of full-time equivalent staff[6]	26,108	25,225	25,526	26,108	25,225	25,526
1	Revenue and expenses related to Target are reported on a gross basis on the Consolidated Statement of Income and non-interest expenses include our expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to TD Ameritrade.
4	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).
6	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Prior period comparatives have not been restated.

Quarterly comparison – Q1 2014 vs. Q1 2013

U.S. Retail reported net income for the quarter was $492 million, an increase of $137 million, or 39%, compared with the first quarter last year. The increase in reported net income was primarily due to the Target and Epoch acquisitions, strong loan and deposit growth and lower litigation expenses, partially offset by lower net interest margins (excluding Target), and lower securities gains. TD Ameritrade contributed $68 million in net income, an increase of 45%, driven by higher transaction-based and asset-based revenue. Reported net income also benefited from a strengthening of the U.S. dollar.

Adjusted net income for the quarter was US$463 million, an increase of 8% compared with the first quarter last year. The increase in adjusted net income was primarily due to strong loan and deposit growth including incremental earnings from TD Ameritrade and the Target and Epoch acquisitions, partially offset by lower securities gains, lower net interest margins (excluding Target), and increased expenses to support growth.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,935 million, an increase of US$371 million, or 24%, compared with the first quarter last year primarily due to the acquisitions of Target and Epoch, and strong organic loan and deposit growth, partially offset by lower net interest margins and lower gains on sales of securities. Excluding Target, average loans increased US$9 billion, or 9%, compared with the first quarter last year, with a 10% increase in personal loans and a 9% increase in business loans. Average deposits increased US$16 billion, or 9%, compared with the first quarter last year driven by 7% growth in personal deposit volume, 10% growth in business deposit volume, and 11% growth in TD Ameritrade deposit volume. Margin on average earning assets was 3.83%, a 55 bps increase compared with the first quarter last year due to the impact of Target.

PCL for the quarter was US$223 million, an increase of US$46 million, or 26%, compared with the first quarter last year primarily due to the Target acquisition, partially offset by improvements in asset quality of business banking products and acquired credit-impaired loans. Personal banking PCL was US$233 million, an increase of US$121 million, or 108%, compared with the first quarter last year primarily due to provisions for Target and increased provisions in residential mortgages and home equity products. Business banking PCL was a recovery of US$14 million, a decrease of US$76 million, or 123%, compared with the first quarter last year reflecting continued improvements in credit quality of commercial loans. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.82%, an increase of 8 bps, compared with the first quarter last year due to higher loss ratios on the Target portfolio. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2% as at January 31, 2014, flat compared with January 31, 2013. Net impaired debt securities classified as loans were US$946 million, a decrease of US$354 million, or 27%, compared with the first quarter last year primarily due to securities sales.

Non-interest expenses for the quarter were US$1,225 million, an increase of US$192 million, or 19%, on a reported basis and an increase of US$290 million, or 31%, on an adjusted basis, compared with the first quarter last year primarily due to increased expenses related to the Target acquisition, the addition of Epoch, costs to support growth and severance.

The reported efficiency ratio for the quarter improved to 63.4%, compared with 66.0% in the first quarter last year, while the adjusted efficiency ratio worsened to 63.4%, compared with 59.8% in the first quarter last year, primarily driven by strong organic growth.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 12

Quarterly comparison – Q1 2014 vs. Q4 2013

U.S. Retail reported net income for the quarter was $492 million, an increase of $44 million, or 10%, compared with the prior quarter. The increase in reported net income was due primarily to lower litigation and non-interest expenses, partially offset by higher PCL on retail loans and debt securities classified as loans. TD Ameritrade contributed $68 million in net income, a decrease of 12% due to lower investment gains and the timing of taxes on a special dividend, partially offset by increased transaction-based and asset-based revenue.

Adjusted net income for the quarter was US$463 million, an increase of US$4 million, or 1%, compared with the prior quarter. The increase in adjusted net income was due primarily to higher non-interest income and lower non-interest expense, partially offset by higher PCL on retail loans and debt securities classified as loans and decreased earnings from TD Ameritrade.

Revenue for the quarter increased US$39 million, or 2%, compared with the prior quarter primarily due to higher non-interest income. Net interest income was flat as portfolio growth and higher yields on earning assets were offset by lower accretion related to the acquired portfolios recorded in the first quarter of 2014. Excluding Target, average loans increased US$2 billion, or 2%, compared with the prior quarter, with less than a 1% increase in personal loans and a 3% increase in business loans. Average deposits increased US$3 billion, or 1%, compared with the prior quarter. Margin on average earning assets was 3.83%, a 6 bps decrease compared with the prior quarter due to lower accretion on acquired portfolios.

PCL for the quarter increased US$46 million, or 26%, compared with the prior quarter as higher provisions on personal loans and debt securities classified as loans were partially offset by improvements in asset quality of business banking products. Personal banking PCL increased US$60 million, or 34%, from the prior quarter primarily due to higher provisions on residential mortgages, home equity and credit card products, and higher net charge-offs. Business banking PCL decreased US$40 million, or 160%, from the prior quarter primarily due to improvements in asset quality. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.82%, an increase of 5 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2% as at January 31, 2014, flat compared with October 31, 2013. Net impaired debt securities classified as loans were US$946 million, a decrease of US$39 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter decreased US$72 million, or 6%, compared with the prior quarter. Adjusted non-interest expenses decreased US$44 million, or 3%, compared with the prior quarter primarily due to the timing of planned initiatives in the prior quarter.

The reported efficiency ratio for the quarter improved to 63.4%, compared with 68.4% in the fourth quarter last year, while the adjusted efficiency ratio improved to 63.4%, compared with 67.0% in the prior quarter mainly driven by lower expenses.

Business Outlook

For 2014, our expectation is continued modest but variable economic growth and continued low short term interest rates; longer term rates are expected to be higher relative to 2013, but still low relative to historical levels. We expect competition for loans to remain intense, credit will remain benign, and the regulatory environment will pose challenges. Earnings are expected to be characterized by stable to improving margins from today’s level as a result of higher long term interest rates, offset by lower levels of security gains and higher provisions for credit losses. We expect to continue to outgrow our competition, but loan growth will likely slow, largely due to lower levels of mortgage refinancing. We will continue to invest in growth and regulatory compliance but mitigating the rate of growth in expenses will remain a focus. We expect earnings to be supported by a stronger U.S. dollar.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 13

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Net interest income (TEB)	$551	$509	$483
Non-interest income	167	94	117
Total revenue	718	603	600
Provision for credit losses	–	5	(5)
Non-interest expenses	411	423	393
Net income	$230	$122	$160

Selected volumes and ratios
Trading-related revenue	$408	$343	$292
Risk-weighted assets (billions of dollars)[1]	56	47	50
Return on common equity	20.6%	12.1%	15.1%
Efficiency ratio	57.2%	70.1%	65.5%
Average number of full-time equivalent staff[2]	3,544	3,535	3,470
1	Prior to the first quarter of 2014, the amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
2	In the first quarter of 2014, the Bank conformed to a standardized definition of full-time equivalent staff across all segments. The definition includes, among other things, hours for overtime and contractors as part of its calculations. Prior period comparatives have not been restated.

Quarterly comparison – Q1 2014 vs. Q1 2013

Wholesale Banking net income for the quarter was $230 million, an increase of $70 million, or 44%, compared with the first quarter last year. The increase in earnings was primarily due to higher revenue, partially offset by higher taxes and non-interest expenses. The annualized return on common equity for the quarter was 20.6%, compared with 15.1% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $718 million, an increase of $118 million, or 20%, compared with the first quarter last year. The increase in revenue was primarily related to higher trading-related revenue, advisory and underwriting fees that benefited from improved volumes and strong underwriting activity.

PCL for the quarter was nil as the accrual cost of credit protection was completely offset by the recovery of a previously recorded provision in the investment portfolio, compared with a $5 million net recovery in the first quarter of last year.

Non-interest expenses for the quarter were $411 million, an increase of $18 million, or 5%, compared with the first quarter last year, due to higher variable compensation commensurate with higher revenue.

Risk-weighted assets were $56 billion as at January 31, 2014, an increase of $6 billion, or 12%, compared with January 31, 2013. The increase was primarily due to the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q1 2014 vs. Q4 2013

Wholesale Banking net income for the quarter increased by $108 million, or 89%, compared with the prior quarter. The increase was largely due to higher trading-related revenue and lower non-interest expenses. The annualized return on common equity for the quarter was 20.6%, compared with 12.1% in the prior quarter.

Revenue for the quarter increased $115 million, or 19%, compared with the prior quarter. The increase in revenue was primarily due to higher trading-related revenue, increased gains on securities in the investment portfolio, and higher fee-based revenue across all businesses. Revenues benefited from improved volumes and strong underwriting activity.

PCL for the quarter was nil compared with $5 million in the prior quarter that was primarily related to the accrual cost of credit protection.

Non-interest expenses for the quarter decreased $12 million, or 3%, compared with the previous quarter due to lower litigation expenses, partially offset by higher variable compensation commensurate with revenue.

Risk-weighted assets as at January 31, 2014 increased $9 billion, or 19%, compared with October 31, 2013. The increase was primarily due to the inclusion of the CVA capital charge.

Business Outlook

We are encouraged by the improvement in capital markets and the economy, but a combination of global fiscal challenges, slower commodity markets and the impact of regulatory reform will affect trading conditions in the medium term. Uncertainty over the pace of the Federal Reserve’s tapering of asset purchases and sustained pressure on the Canadian dollar continues to create volatility in the markets. Although the low interest rate environment is likely to persist during 2014, we expect continuing improvements in client-driven volumes and capital market activities, as compared to market conditions in 2013. Our diversified, integrated business model will continue to deliver solid results and grow our franchise. We continue to stay focused on serving our clients, being a valued counterparty, deepening our client relationships, managing our risks and reducing expenses in 2014.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 14

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2014	2013	2013
Net income (loss) – reported	$116	$(191)	$17
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	61	59	56
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(19)	15	(24)
Gain on sale of TD Waterhouse Institutional Services	(196)	–	–
Impact of Alberta flood on the loan portfolio	–	(29)	–
Restructuring charges	–	90	–
Total adjustments for items of note	(154)	135	32
Net income (loss) – adjusted	$(38)	$(56)	$49

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(165)	$(142)	$(136)
Other	100	59	159
Non-controlling interests	27	27	26
Net income (loss) – adjusted	$(38)	$(56)	$49
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2014 vs. Q1 2013

Corporate segment’s reported net income for the quarter was $116 million, compared with reported net income of $17 million in the first quarter last year. Adjusted net loss was $38 million, compared with adjusted net income of $49 million in the first quarter last year. The decline in adjusted net income reflected a lower contribution from Other items which included lower gains from treasury and other hedging activities, prior year positive tax items and the prior year reduction of allowance for incurred but not identified credit losses related to the Canadian loan portfolio, partially offset by the gain on sale of TD Ameritrade shares this year. Net corporate expenses increased as a result of higher project and initiative costs.

Quarterly comparison – Q1 2014 vs. Q4 2013

Corporate segment’s reported net income for the quarter was $116 million, compared with a reported net loss of $191 million in the prior quarter. Adjusted net loss was $38 million, compared with an adjusted net loss of $56 million in the prior quarter. The decline in adjusted net loss was due to the favourable impact of Other items, partially offset by higher net corporate expenses. Other items were favourable largely due to the gain on sale of TD Ameritrade shares and gains from treasury and other hedging activities, partially offset by positive tax items in the prior quarter. Net corporate expenses increased as a result of higher project and initiative costs.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 15

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs:

416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at www.td.com/investor/.

TD BANK GROUP • FIRST QUARTER 2014 • EARNINGS NEWS RELEASE	Page 16

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 27, 2014. The call will be webcast live through TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2014.jsp on February 27, 2014, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-800-814-4859 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2014.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 27, 2014, until March 28, 2014, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4667570, followed by the pound key.

Annual Meeting

Thursday, April 3, 2014

Hyatt Regency Calgary

Calgary, Alberta

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$909 billion in assets on January 31, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030

Ali Duncan Martin, Manager, Media Relations, 416-983-4412